SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                      SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                    (Amendment No. 1)

                     The Dial Corp
                    (Name of Issuer)

              Common Stock  ($1.50 Par Value)
               (Title of Class of Securities)

               (CUSIP Number) 252470109

     MICHAEL F. PRICE, HEINE SECURITIES CORPORATION
               51 JOHN F. KENNEDY PARKWAY
          SHORT HILLS, NJ 07078   (201) 912-2152
          (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                    March 28, 1996
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on the following page(s))
                         Page 1 of 5 pages

CUSIP No. 252470109           13D            Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Heine Securities Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                          (a) [  ]
                                             (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)        [  ]

6    CITIZENSHIP OR PLACE OF INCORPORATION   Delaware

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              9,393,100 (See Items 2 and 5)
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY            N/A
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING           9,393,100 (See Items 2 and 5)
     PERSON         10   SHARED DISPOSITIVE POWER
     WITH                N/A

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              9,393,100 (See Items 2 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99% (See Items 2 and 5)

14   TYPE OF REPORTING PERSON*          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 252470109           13D            Page 3 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael F. Price

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                          (a) [  ]
                                             (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*         N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)        [  ]

6    CITIZENSHIP OR PLACE OF INCORPORATION

     United States

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              N/A (See Items 2 and 5)
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY            9,393,100 (See Items 2 and 5)
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING           N/A (See Items 2 and 5)
     PERSON         10   SHARED DISPOSITIVE POWER
     WITH                9,393,100 (See Items 2 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              9,393,100 (See Items 2 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99% (See Items 2 and 5)

14   TYPE OF REPORTING PERSON*          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

Items 3 and 5 of the Schedule 13D filed by the undersigned on January 17, 1996 are hereby amended in their entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $272,357,140 (including brokerage commissions). All such funds were provided from working capital of HSC's respective advisory clients.

Item 5.  Interest in Securities of the Issuer

(a-b) As the holder of sole voting and investment power over the securities owned by its advisory clients, HSC (and therefore Mr. Price) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of 9,393,100 shares of the Common Stock owned by HSC's advisory clients, representing approximately 9.99% of the outstanding shares of the Common Stock. HSC has the sole power to vote or direct to vote, and the sole power to dispose or to direct the disposition of the shares of the Common Stock covered by this Statement. HSC and Mr. Price disclaim any economic interest or beneficial ownership in any shares of the Common Stock covered by this Statement.

(c) Amended Exhibit B sets forth all transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than HSC's advisory clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 1996


/s/ Michael F. Price
President
Heine Securities Corporation

/s/ Michael F. Price

                      AMENDED EXHIBIT B

                   SUMMARY OF TRANSACTIONS

STOCK PURCHASES WITHIN THE LAST SIXTY DAYS:

Date      Share Amount        Price

03/29/96     60,700          28.3970
03/28/96    164,300          28.7663
03/15/96     74,600          29.3582
03/13/96      5,400          29.1829
03/12/96     10,000          29.5000
03/12/96      3,800          28.8750
03/12/96     40,000          29.2500
03/11/96     60,000          29.2500
03/08/96     66,200          29.3353
03/07/96     60,000          30.1042
03/06/96     35,000          30.4464
03/05/96     51,200          30.4829
03/01/96    128,000          29.9493
02/29/96    157,600          29.2483
02/28/96    137,700          29.1564
02/27/96     55,000          29.5455
02/26/96     50,000          29.6375
02/16/96    345,900          31.1897
02/16/96    461,200          31.0320

          1,966,600


STOCK SALES WITHIN THE LAST SIXTY DAYS:

Date      Share Amount        Price

02/06/96    550,000          30.0032
02/05/96    300,000          30.0000

            850,000